Satcon Technology Corporation

27 Drydock Avenue

Boston, MA 02210-2377

August 11, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    Mr. Eric Atallah

Staff Accountant

Re:                               Satcon Technology Corporation

Form 10-K for the year ended December 31, 2008

Form 10-Q for the quarter ended April 4, 2009

File No. 1-11512

Dear Mr. Atallah:

This letter is submitted on behalf of Satcon Technology Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 12, 2009 (the “Form 10-K”), and the Company’s Quarterly Report on Form 10-Q for the quarter ended April 4, 2009, filed on May 12, 2009 (the “Form 10-Q”), as set forth in a letter dated July 29, 2009 to Charles S. Rhoades (the “Comment Letter”).

For reference purposes, the text of the relevant portions of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Form 10-K for the year ended December 31, 2008

Significant Customers, page 9

Comment No. 1

Your disclosure indicates that in 2008 you had two customers that accounted, in aggregate, for approximately 24% (14% and 10%, respectively) of your 2008 revenue.  To the extent that sales to a customer account for more than 10% of your revenue, please name, and describe your relationship with, such customer.  Please confirm that you will comply with this comment in future filings or tell us why you believe the requested disclosure is not necessary.

Response to Comment No. 1

Item 101(c)(vii) of Regulation S-K requires disclosure of the name of any customer and its relationship, if any, with the registrant or its subsidiaries if sales to the customer account for 10% or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.

In future filings, the Company will comply with this comment should it be deemed that the loss of a customer accounting for 10% or more of the Company’s consolidated annual revenue would have a material adverse effect on the Company and its subsidiaries taken as a whole.  With respect to fiscal 2008, the Company did not believe that the loss of either of the identified significant customers (i.e., those accounting for 10% or more of consolidated revenues) would have a material adverse effect on the Company and its subsidiaries taken as a whole, and, accordingly, the Company did not believe it was required to disclose the customers’ names for fiscal 2008.  As noted above, at such time that the Company believes that the loss of a significant customer would have a material adverse effect on the Company and its subsidiaries taken as a whole, the Company will include the required disclosure in future filings.

For clarification, the Company reviewed customer concentrations for the past two fiscal years and the first six months of fiscal 2009.  The Company noted that neither of its two significant customers for fiscal 2007 were significant customers in fiscal 2008.  For the first six months of fiscal 2009, there are two new significant customers who have not been significant customers in the past two fiscal years.  Accordingly, because the Company’s significant customers vary from year to year, the Company does not believe at this time that the loss of any of its past or existing significant customers would have a material adverse effect on the Company and its subsidiaries taken as a whole.  The table below details out by customer number the % of revenue for each customer for the fiscal years ended December 31, 2007 and 2008 and the six month period ended July 4, 2009:

Customer #	FY 2007	FY 2008	6 Mos. 2009
#1	13.5%
#2	12.0%
#3		14.0%	11.0%
#4		10.0%	14.0%
#5			17.0%
#6			12.0%

The Company will continue to evaluate its revenue by customer and should it be deemed that the loss of any one of these significant customers would have a material adverse effect on the Company and its subsidiaries taken as a whole, the Company will disclose the required information in its filings.

Comment No. 2

In the first bullet on page 7, you state that you are not dependent on the business of a single customer.  In future filings, please revise to reconcile your disclosure on page 7 with your disclosure in this section that approximately one-quarter of your revenues are derived from sales to two customers.

Response to Comment No. 2

As noted above, if in the future the Company determines that the loss of a customer would have a material adverse effect on the Company and its subsidiaries taken as a whole, it will revise this disclosure as necessary to ensure consistency with other disclosures in the filing.

Note C.  Significant Accounting Policies, page 46

Revenue Recognition, page 46

Comment No. 3

We note that your deferred revenue consists of payments received from customers in advance of services performed, product shipped, or installation completed.  Given the significance of your deferred revenue balance, please revise future filings to clearly describe how you present related deferred costs of revenues in your consolidated balance sheets.  If you record both the deferred revenues and the deferred costs together in one line item on the balance sheet, revise future filings to clearly disclose the components of the net deferred balance.

Response to Comment No. 3

In future filings, the Company will clearly describe how it presents related deferred costs of revenues in its consolidated balance sheets.  It should be noted that the Company does not record both the deferred revenues and the deferred costs together in one line item on the consolidated balance sheet.  Currently when an item is deferred for revenue recognition purposes, the deferred revenue is recorded as a liability and the deferred costs are recorded as a component of inventory in the Company’s consolidated balance sheets.

Note H.  Line of Credit, page 75

Comment No. 4

We note that your line of credit is subject to certain financial covenants.  Please revise future filings to quantify your most restrictive financial covenants.

Response to Comment No. 4

In future filings, the Company will quantify its most restrictive financial covenants.

Note I.  Redeemable Convertible Series B and Series C Preferred Stock, page 75

Accounting for the Series C Preferred Stock, page 86

Comment No. 5

We note that you have classified your Series C Preferred Stock as temporary equity.  Please tell us how you considered the guidance in FASB Accounting Standards Codification 815-15-25-1, 815-40-25, and 480-10 including 480-10-S99 in classifying your Series C Preferred Stock on your balance sheet.  Revise future filings to clearly disclose why your classification of the Series C Preferred Stock as temporary equity is appropriate.

Response to Comment No. 5

In future filings, the Company will clearly disclose why its classification of the Series C Preferred Stock as temporary equity is appropriate.  The Company’s initial evaluation of it Series C Preferred Stock, which was applicable as of December 31, 2008 and, accordingly, the Form 10-K, is as follows:

ANALYSIS OF SERIES C PREFERRED STOCK

Relevant Accounting Guidance Potentially Applicable to the Series C Preferred Stock

Accounting guidance potentially relevant to the Series C Preferred Stock transactions includes:

•                  FAS 150 (ASC 480-10), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity;

•                  Derivative accounting under FAS 133 (ASC 815-15), Accounting for Derivative Instruments and Hedging Activities, and related amendments, interpretations and implementation guidance, including, among others, FAS 149 (ASC 815-10-15), Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FAS 155 (ASC 815-15-25), Accounting for Certain Hybrid Financial Instruments, EITF 00-19 (ASC 815-40-25), Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock; and

•                  Beneficial conversion feature accounting under EITF 98-5 (ASC 470-20), Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF 00-27, Application of Issue No. 98-5(ASC 470-20) to Certain Convertible Instruments.

Evaluation Under FAS 150 (ASC 480-10)

FAS 150 is potentially applicable to the Company’s Series C Preferred Stock due to the redemption provision noted above.  Under the terms of the Series C Preferred Stock, at any time on or after the fourth anniversary of the issuance date, holders may redeem the stock to the Company upon affirmative approval of holders of at least two-thirds of the outstanding shares.  However, the Series C Preferred Stock is considered outside the scope of FAS 150 due to the following:

1.               Since the embedded redemption feature is conditioned upon two-thirds affirmative approval, the redemption feature is considered to be a conditional obligation under paragraph 10 which states, “A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable—and, therefore, becomes a liability—if that event occurs, the condition is resolved, or the event becomes certain to occur.”  Because the condition, two-thirds affirmative approval to redeem, is not certain to occur, the redemption feature is considered a conditional obligation and therefore not a liability under paragraph 9 of FAS 150. (ASC 480-10-25)

2.               Since the Series C Preferred Stock as a whole is an outstanding share, it is not subject to paragraph 11 of FAS 150. (ASC 480-10-25)

3.               Since settlement of the redemption feature does not result in issuance of a variable number of shares, it is not subject to paragraph 12 of FAS 150. (ASC 480-10-25)

Evaluation Under FAS 133 (ASC 815-15-25)

FAS 133, paragraph 12 (ASC 815-15-25-1) states, in part, “Contracts that do not in their entirety meet the definition of a derivative instrument (refer to paragraphs 6—9), such as bonds, insurance policies, and leases, may contain “embedded” derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument… An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement.

b. The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c. A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6—11, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)”

Application of this guidance to the Series C Preferred Stock is provided below.

At any time on or after the fourth anniversary of the issuance date, the Series C Preferred Stock is redeemable at the option of its holders upon approval by holders of at least two-thirds of the outstanding shares.  Paragraph 137 of FAS 115, Accounting for Certain Investments in Debt and Equity Securities, defines debt as including, “Any security representing a creditor relationship with an enterprise.  It also includes (a) preferred stock that by its terms either must be redeemed by the issuing enterprise or is redeemable at the option of the investor…”  Therefore, by analogy to FAS 115 and for purposes of analyzing the Series C Preferred Stock under FAS 133, the Series C Preferred Stock is considered a debt-host contract and any features that are not considered debt-like in nature (i.e., do not have economic risks and characteristics that are clearly and closely related to the debt-host contract) must be bifurcated and accounted for separately at fair value.  The following features of the Series C Preferred Stock require further evaluation under the embedded derivative provisions of FAS 133:

1.               Section 4 — Liquidation Preference;

2.               Section 5(a) — Holder’s Right to Convert;

3.               Section 5(c) — Company’s Right to Convert;

4.               Section 7 — Redemption.

Analysis of each of these provisions follows:

1.               Section 4 — Liquidation Preference

The Series C Preferred Stock liquidation preference is defined in Section 4(a) as “…an amount per share equal to the greater of (i) the Series C Original Issue Price (defined below) plus any dividends accrued but unpaid thereon (the “Stated Liquidation Preference Amount”) or (ii) such amount per share as would have been payable had all shares of Series C Preferred Stock been converted into Common Stock pursuant to Section 5 immediately prior to such Liquidation (the amount payable to the holders of Series C Preferred Stock pursuant to clause (i) or (ii) of this sentence is hereinafter referred to as the “Series C Liquidation Amount”).”

This provision falls outside the scope of FAS 133 since the provision does not meet the definition of a derivative under paragraph 6.  Specifically, there is no underlying variable that either a) triggers payment of such liquidation preference (a so-called “on-off” switch”) or b) determines the amount payable under such liquidation preference.  Therefore, no further analysis of the liquidation preference under FAS 133 is required.

2.               Section 5(a) — Holder’s Right to Convert

Upon issuance, holders may convert Series C Preferred Stock to shares of the Company’s common stock at an initial conversion price of $1.04 per share.  This conversion feature meets the definition of a derivative under paragraph 6 of FAS 133 as follows:

FAS 133 definition	Evaluation	Comments

6a(1) — One or more underlyings, and 6a(2) — One or more notional amounts or payment provision	Met

The underlying is the fair value of the Company’s common stock into which the Series C Preferred Stock is convertible.

The notional amount is the number of shares of Series C Preferred Stock that are convertible.

6b — No or small initial investment	Met	This feature requires no initial investment other than its allocable portion of gross proceeds upon issuance of the Series C Preferred Stock.

6c — Net settlement	Met

Conversions must be physically settled by the holders’ delivery of Series C Preferred Stock and the Company’s delivery of common stock. Since the Company’s common stock is publicly listed on a recognized exchange (Nasdaq), there exists a mechanism for converting the shares into cash. Therefore, net settlement does exist.

Additional conditions for bifurcation of this embedded feature under FAS 133, evaluation of which are required only if and when all conditions under the definition of a derivative (paragraphs 6a — 6c above) are met, are evaluated as follows:

Is the embedded derivative clearly and closely related to the host (FAS 133, Para 12a and, if the underlying is an interest rate or interest rate index, Para 13)?

•                  Para 12a — Fixed conversion price results in issuance of a fixed number of shares.  This tends to produce an equity-like return that is not clearly and closely related to debt host since the value received upon conversion is indexed to the Company’s stock.

•                  Para 13 — Not applicable.  The underlying is not an interest rate or interest rate index.

Is the hybrid instrument measured at fair value under otherwise applicable GAAP (FAS 133, Para 12b)? (ASC 815-15-25-1)

The hybrid instrument is not measured at fair value under any other GAAP guidance.

Would a separate instrument with the same terms be a derivative instrument subject to FAS 133 under paragraphs 6 – 11of FAS 133 (FAS 133, Para 12c)? (ASC 815-15-25-1)

•                  As noted above, this feature meets the definition of a derivative under paragraphs 6 – 9 of FAS 133.  The feature does not meet any of the scope exceptions listed in paragraph 10.  Paragraph 11 states in part, “…the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement: a) contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position, b) contracts issued by the entity in connection with stock-based compensation arrangements addressed in FASB Statement No. 123, Accounting for Stock-Based Compensation, and c)  Contracts issued by the entity as contingent consideration from a business combination.”  Evaluation of each of the exceptions provided in paragraph 11 is as follows:

•                  Paragraph 11a —

•                  (1): EITF 01-6, The Meaning of “Indexed to a Company’s Own Stock.” provides guidance for determining if a contract is indexed to a company’s own stock.   Paragraph 5 of EITF 01-6 states in part:

“[Instruments] are considered indexed to a company’s own stock within the meaning of Issue 00-19 and paragraph 11(a) of Statement 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA [earnings before interest, taxes, depreciation, and amortization] of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.”

Paragraph 5(1) is MET since there are no contingencies that are based on an observable market or an observable index.  Paragraph 5(2) is MET since settlement is based entirely on the Company’s stock.  Since the conditions of EITF 01-6 are met, the embedded feature is considered to be indexed to the Company’s own stock and the condition of paragraph 11a(1) is met.

•                  (2): EITF 00-19 (ASC 815-40-25) provides guidance for determining the classification of an instrument indexed to, and potentially settled in, its own stock.  Evaluation of EITF 00-19 is as follows:

EITF 00-19	Requirement	Evaluation

Para. 14 – 18	“The contract permits the company to settle in unregistered shares”

MET.

There is no explicit requirement that optional conversion of the Series C Preferred Stock be settled in registered shares. Rather, underlying common shares issuable upon conversion are subject to a Registration Rights Agreement (RRA). The RRA requires the filing of, and maintenance of the effectiveness of, a registration statement covering the resale of shares issuable upon conversion of the Series C Preferred Stock. According to the Company’s securities counsel, by definition conversion can only be settled in unregistered shares as a matter of law. Failure of the effectiveness of the registration statement is subject to liquidated damages. Since conversion must be settled in unregistered shares, this condition is MET.

Para. 19	“The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the	MET.

EITF 00-19	Requirement	Evaluation

maximum period the derivative contract could remain outstanding.”

Para. 20 – 24	“The contract contains an explicit limit on the number of shares to be delivered in a share settlement.”

MET.

Conversion is based on a fixed conversion rate that serves to cap the number of shares deliverable upon conversion. The conversion rate is adjustable; however, at any point in time, the conversion rate is still fixed.

Para. 25	“There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.”	MET.

Para. 26

“There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).”

MET.

Para. 27 - 28	“The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.”	MET.

Para. 29 - 31	“There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.”	MET.

Para. 32	“There is no requirement in the contract to post collateral at any point or for any reason.”	MET.

Based on above analysis, the requirements for equity classification are met for the optional conversion provision included in the Series C Preferred Stock.

Since the exception provided in paragraph 11a is met, analysis of the exceptions provided in paragraph 11b and 11c is not necessary, and the exceptions provided in paragraph 11 are considered met.

Conclusion:  Since optional conversion meets the requirements for equity classification, bifurcation of this feature is not required.

3.               Section 5(c) — Company’s Right to Convert

After November 8, 2009, the Company has the right to force conversion of all Series C Preferred Stock if, for a 180 consecutive day period, the average closing price of common stock is equal to at least $7.00. This conversion feature meets the definition of a derivative under paragraph 6 of FAS 133 as follows:

FAS 133 definition	Evaluation	Comments

6a(1) — One or more underlyings, and 6a(2) — One or more notional amounts or payment provision	Met

The underlying is the fair value of the Company’s common stock into which the Series C Preferred Stock is convertible.

The notional amount is the number of shares of Series C Preferred Stock that are convertible.

6b — No or small initial investment	Met	This feature requires no initial investment other than its allocable portion of gross proceeds upon issuance of the Series C Preferred Stock.

6c — Net settlement	Met

Conversions must be physically settled by the holders’ delivery of Series C Preferred Stock and the Company’s delivery of common stock.  Since the Company’s common stock is publicly listed on a recognized exchange (Nasdaq), there exists a mechanism for converting the shares into cash.  Therefore, net settlement does exist.

Additional conditions for bifurcation of this embedded feature under FAS 133, evaluation of which are required only if and when all conditions under the definition of a derivative (paragraphs 6a — 6c above) are met, are evaluated as follows:

Is the embedded derivative clearly and closely related to the host (FAS 133, Para 12a and, if the underlying is an interest rate or interest rate index, Para 13)?

•                  Para 12a — Fixed conversion price results in issuance of a fixed number of shares.  This tends to produce an equity-like return that is not clearly and closely related to debt host since the value received upon conversion is indexed to the Company’s stock.

•                  Para 13 — Not applicable.  The underlying is not an interest rate or interest rate index.

Is the hybrid instrument measured at fair value under otherwise applicable GAAP (FAS 133, Para 12b)?

The hybrid instrument is not measured at fair value under any other GAAP guidance.

Would a separate instrument with the same terms be a derivative instrument subject to FAS 133 under paragraphs 6 – 11of FAS 133 (FAS 133, Para 12c)?

•                  As noted above, this feature meets the definition of a derivative under paragraphs 6 – 9 of FAS 133.  The feature does not meet any of the scope exceptions listed in paragraph 10.  Paragraph 11 states in part, “…the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement: a) contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position, b) contracts issued by the entity in connection with stock-based compensation arrangements addressed in FASB Statement No. 123, Accounting for Stock-Based Compensation, and c)  Contracts issued by the entity as contingent consideration from a business combination.”  Evaluation of each of the exceptions provided in paragraph 11 is as follows:

•                  Paragraph 11a —

•                  (1): EITF 01-6, The Meaning of “Indexed to a Company’s Own Stock.” provides guidance for determining if a contract is indexed to a company’s own stock.   Paragraph 5 of EITF 01-6 states in part:

“[Instruments] are considered indexed to a company’s own stock within the meaning of Issue 00-19 and paragraph 11(a) of Statement 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA [earnings before interest, taxes, depreciation, and amortization] of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.”

Paragraph 5(1) is MET since there are no contingencies that are based on an observable market or an observable index.  Paragraph 5(2) is MET since settlement is based entirely on the Company’s stock.  Since the conditions of EITF 01-6 are met, the embedded feature is considered to be indexed to the Company’s own stock and the condition of paragraph 11a(1) is met.

•                  (2): EITF 00-19 (ASC 815-40-25) provides guidance for determining the classification of an instrument indexed to, and potentially settled in, its own stock.  Evaluation of EITF 00-19 is as follows:

EITF 00-19	Requirement	Evaluation

Para. 14 – 18	“The contract permits the company to settle in unregistered shares”

MET.

There is no explicit requirement that optional conversion of the Series C Preferred Stock be settled in registered shares.  Rather, underlying common shares issuable upon conversion are subject to a Registration Rights Agreement (RRA).  The RRA requires the filing of, and maintenance of the effectiveness of, a registration statement covering the resale of shares issuable upon conversion of the Series C Preferred Stock.  According to the Company’s securities counsel, by definition conversion can only be settled in unregistered shares as a matter of law. Failure of the effectiveness of the registration statement is subject to liquidated damages.  Since conversion must be settled in unregistered

EITF 00-19	Requirement	Evaluation

shares, this condition is MET.

Para. 19

“The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.”

MET.

Para. 20 – 24	“The contract contains an explicit limit on the number of shares to be delivered in a share settlement.”

MET.

Conversion is based on a fixed conversion rate that serves to cap the number of shares deliverable upon conversion.  The conversion rate is adjustable; however, at any point in time, the conversion rate is still fixed.

Para. 25	“There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.”	MET.

Para. 26

“There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).”

MET.

Para. 27 - 28	“The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.”	MET.

Para. 29 - 31	“There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.”	MET.

Para. 32	“There is no requirement in the contract to post collateral at any point or for any reason.”	MET.

Based on above analysis, the requirements for equity classification are met for the Company’s optional conversion provision included in the Series C Preferred Stock.

Since the exception provided in paragraph 11a is met, analysis of the exceptions provided in paragraph 11b and 11c is not necessary, and the exceptions provided in paragraph 11 are considered met.

Conclusion:  Since Company’s optional conversion meets the requirements for equity classification, bifurcation of this feature is not required.

4.               Section 7 — Redemption

On or after November 8, 2011, the holders of two-thirds of the outstanding shares of Series C Preferred Stock may require the Company to redeem all or any portion of the outstanding shares of Series C Preferred Stock.  The redemption price is equal to 120% of the liquidation preference amount, to the extent that the redemption is made in cash, or 140% of the liquidation preference amount to the extent that, at the Company’s election, the redemption is made in shares of Common Stock.  If the redemption is made in shares of Common Stock, the shares will be based on the fair market value of the Common Stock, based on a 10 day volume weighted average, as of the redemption date.  The redemption feature is in substance a written put option on the Series C Preferred Stock.  A written put option meets the definition of a derivative under paragraph 6 of SFAS 133 based on the following analysis.  This conversion feature meets the definition of a derivative under paragraph 6 of FAS 133 as follows:

FAS 133 definition	Evaluation	Comments

6a(1) — One or more underlyings, and 6a(2) — One or more notional amounts or payment provision	Met

The underlying is the fair value of the Series C Preferred Stock. This is considered the underlying because the fair value of the Series C Preferred Stock serves as a market-based “on-off” switch whereby the holders would be expected to redeem if the redemption value exceeds fair value (as measured by the Series C Preferred Stock residual interest in the assets of the Company or the fair value of the underlying common stock into which it is convertible).

The payment provision is the amount payable upon redemption (either 120% or 140% of the liquidation preference amount depending upon whether the redemption is cash settled or stock settled, at the Company’s option).

6b — No or small initial investment	Met	This feature requires no initial investment other than its allocable portion of gross proceeds upon issuance of the Series C Preferred Stock.

6c — Net settlement	Met	The redemption price is payable in cash which places the holders in substantially the same position as net settlement.

Additional conditions for bifurcation of this embedded feature under FAS 133 are evaluated as follows:

Is the embedded derivative clearly and closely related to the host (FAS 133, Para 12a and, if the underlying is an interest rate or interest rate index, Para 13)?

Guidance for a written put option embedded in a debt-host contract is provided in paragraph 61d of SFAS 133 which states in part, “Call options (or put options) that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument that requires principal repayments unless both (1) the debt involves a substantial premium or discount (which is common with zero-coupon bonds) and (2) the put or call option is only contingently exercisable.”  Additionally, paragraph 61d states, “However, for contingently exercisable calls and puts to be considered clearly and closely related, they can be indexed only to interest rates or credit risk, not some extraneous event or factor.”  DIG Issue B16, Embedded Derivatives: Calls and Puts on Debt Instruments, provides implementation guidance with respect to paragraph 61d in the form of a four-step decision sequence as follows:

Step 1	Is the amount paid upon settlement (payoff) adjusted to changes in an index? If yes, go to step 2. If no, go to step 3.

No.

Step 2	Is the payoff indexed to an underlying other than interest rates or credit risk? If yes, skip steps 3 & 4. If no, go to step 3 & 4.

No.

Step 3	Does the debt involve a substantial premium or discount?

Yes. The Series C Preferred Stock is redeemable at a minimum premium of 120% of liquidation value which is considered substantial.

Step 4	Does a contingently exercisable call or put accelerate the repayment of the contractual principal amount?

No. Redemption is not contingent upon any factor or factors. Rather, redemption is at the discretion of holders, but requires at least two-thirds consent.

Based on the analysis above, the written put option is considered clearly and closely related to the debt-host contract.

Conclusion:  The holders’ right to redeem the Series C Preferred Stock is not required to be bifurcated from the host contract.

Beneficial Conversion Feature

Since the Series C Preferred Stock is convertible to common stock, evaluation for possible beneficial conversion feature is necessary.  A beneficial conversion feature arises when the carrying value of a convertible instrument is less than the fair value of the instrument or instruments into which it is convertible.  The Series C Preferred Stock is convertible at a conversion price of $1.04 per share.  The carrying value of the Series C Preferred Stock is equal to the gross cash proceeds received less direct expenses incurred in connection with its issuance and less any amount allocated to the warrants issued.  See Exhibit A for computation of the amounts allocated to warrants and computation of any beneficial conversion feature.

Classification of Series C Preferred Stock

Under ASR 268 (ASC 480-10-S99) issued by the SEC, the Series C Preferred Stock is included in temporary equity since it is redeemable at the option of its holders.

Carrying Value of Series C Preferred Stock

Upon issuance, the Series C Preferred Stock was recorded at its issuance price less any direct costs incurred and less the amount allocated to the warrants. The amount allocated to the warrants was based upon the relative fair value of each of the securities issued in the transaction (i.e., Series C Preferred Stock and the warrants).  Additionally, the Series C Preferred Stock carrying value will be reduced by the amount of any beneficial conversion feature computed.  Since the Series C Preferred Stock is immediately convertible, the discount associated with the beneficial conversion feature was recognized immediately as a deemed dividend on the Series C Preferred Stock.  Since the Series C Preferred Stock is redeemable at the option of its holders beginning on November 8, 2011, the carrying value will be increased periodically for accrued dividends at the annual rate of 5% and should also be accreted up to redemption value on November 8, 2011, using the effective interest method.

Note S.  Segment Disclosures, page 100

Comment No. 6

We note that your disclosure of long-lived assets by geographic region includes goodwill and intangible assets.  Please note the guidance set forth in the FASB Accounting Standards Codification 280-10-55-23, which indicates that disclosure relating to long-lived assets by geographic region should not include intangible assets.  Please revise your future filings accordingly.

Response to Comment No. 6

                In future filings, the Company will revise its disclosure of long-lived assets by geographic region to comply with FASB Accounting Standards Codification 280-10-55-23.

Form 10-Q for the quarter ended April 4, 2009

Item 3.  Quantitative and Qualitative Disclosures about market risk, page 48

Comment No. 7

You do not appear to provide the quantitative analysis required by Item 305(a) of Regulation S-K.  In future filings please provide such an analysis.

Response to Comment No. 7

In future filings, the Company will provide the quantitative analysis required by Item 305(a) of Regulation S-K.

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In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 897-2416.

Sincerely,

/s/ John W. Peacock
John W. Peacock
Chief Accounting Officer